Exhibit 99.2

AYR Cannabis Dispensary Now Carrying Kiva Camino Gummies in Florida

MIAMI, November 9, 2023 - AYR Cannabis Dispensary, a cannabis retail chain owned by AYR Wellness, Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today launched Kiva Confections Camino Soft Chews across its network of 62+ Florida dispensaries. The launch follows the Company’s entrance into a three-year, exclusive licensing and retail agreement in Florida with Kiva Confections, a global leader in cannabis edibles.

“I am thrilled that AYR Cannabis Dispensary locations across Florida will now be carrying Camino Soft Chews by Kiva Confections,” said Sevi Borrelli, AYR’s General Manager, Florida. “Our Florida patients have been asking for more options in the edible category, and the Camino brand encapsulates all of the qualities of a top-shelf edible: effective, consistent, and flavor-forward. AYR is the only dispensary carrying Camino Soft Chews in the state and we expect our patients will greatly enjoy this new offering.”

AYR Cannabis Dispensaries in Florida will carry five of Kiva’s popular Camino Soft Chews, including Sleep Midnight Blueberry with CBN, Balance Yuzu Lemon with CBD, Uplifting Pineapple Habanero, and Bliss Watermelon Lemonade, with Chill Wild Berry to come.

In the future, AYR locations will offer additional brands from Kiva’s portfolio, such as Camino Sours, Lost Farm, and Petra.

“At Kiva we create products that are approachable and appeal to a wide range of consumers and patients,” said Ben Schultz, GM Expansion, Kiva Confections. “We’ve developed an industry-leading ecosystem of partners like AYR in Florida that enable us to expand access to our brands and products to new markets and audiences while building and maintaining strong relationships with each of the communities we serve.”

To learn more about AYR Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 85+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

About Kiva Confections

Kiva was founded in 2010 with a clear mission - change how the world views and uses cannabis for the better. Frustrated by the inconsistent, low-quality edibles available at the time, a young couple began making chocolate bars out of their Bay Area, California home kitchen. Today, their award-winning Kiva chocolate bars, Camino gummies, Lost Farm chews and gummies, Petra mints, and Terra bites are the most trusted, recommended, and sought-after. For this, Kiva has become the most recognized edible brand in cannabis with a passionate customer base throughout thousands of dispensaries in CA, AZ, NV, MO, MI, IL, OH, OK, MA, and HI.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Company/Media Contact:
Robert Vanisko
VP, Public Engagement
T: (786) 885-0397
Email: comms@ayrwellness.com

Company Contact:
Jon DeCourcey
Head of Investor Relations
T: (786) 885-0397
Email: ir@ayrwellness.com

Investor Relations Contact:
Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com